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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Total Returns | Yields and Distributions

Average Annual Total Returns - Equity Funds

As of 4/30/2007
(Updated Monthly)

Fund Name	3 Months[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
Balanced	**2.92%**	**9.59%**	**9.38%**	**7.02%**	**6.14%**	**7.84%**
S&P 500 Index	3.53	15.23	12.25	8.54	8.05	11.04
Lehman Aggregate Bond Index	2.09	7.36	4.40	5.06	6.35	6.19
Dividend Growth Class I	**5.02**	**16.83**	**16.00**	--	--	**13.80**
S&P 500 Index	3.53	15.23	12.25	--	--	11.00
Dividend Growth Class S[3]	**5.04**	**17.12**	--	--	--	**17.58**
S&P 500 Index	3.53	15.23	--	--	--	15.41
Large Cap Growth	**3.28**	**10.10**	**11.94**	**7.87**	**5.36**	**11.16**
Russell 1000® Growth Index	3.29	12.25	9.09	6.23	5.32	12.03
Mid Cap Growth[4]	**5.73**	**10.59**	**15.88**	**10.21**	**7.93**	**13.82**
Russell Midcap® Growth Index	4.72	11.12	15.13	11.60	9.65	--
International Growth[5]	**6.97**	**11.75**	**18.10**	**9.98**	**3.09**	**6.18**
MSCI EAFE Growth Index	8.59	17.49	20.22	14.30	6.15	5.77
Small Cap Growth[4]	**6.58**	**5.41**	**15.69**	**9.58**	**12.10**	**13.50**
Russell 2000® Growth Index	3.25	4.53	12.27	8.91	6.71	7.98
Science and Technology Growth[6]	**3.43**	**3.24**	**6.04**	**3.96**	--	**1.52**
NYSE Arca Tech 100 Index	4.65	6.88	10.82	9.04	--	13.32
Developing Markets Growth[5]	**6.06**	**18.73**	**31.30**	**20.89**	**7.13**	**6.72**
MSCI Emerging Markets Index	7.59	15.25	30.02	22.41	6.56	5.64

Average Annual Total Returns - Fixed Income Funds

As of 4/30/2007
(Updated Monthly)

Fund Name	3 Months[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
U.S. Government Securities	**1.89%**	**6.13%**	**3.78%**	**3.42%**	**5.11%**	**6.61%**
Lehman Interm. Gov't Index	1.96	6.11	3.32	3.99	5.57	6.76
Tax-Free Income	**0.99**	**4.26**	**3.69**	**3.77**	**4.47**	**5.85**
Lehman 5-Year Municipal Index	1.30	4.22	2.96	3.68	4.77	5.76
Minnesota Tax-Free Income[7]	**1.21**	**5.40**	**4.58**	**4.71**	**4.84**	**5.17**
Lehman 5-Year Municipal Index	1.30	4.22	2.96	3.68	4.77	4.75
Florida Tax-Free Income[7]	**1.11**	**4.44**	**3.53**	--	--	**3.26**
Lehman 5-Year Municipal Index	1.30	4.22	2.96	--	--	2.43

Average Annual Total Returns - Money Market

As of 4/30/2007
(Updated Monthly)

Fund Name	3 Months[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]	7-Day Yield[8]	7-Day Effective Yield[8]
Money Market[9]	**1.17%**	**4.89%**	**3.22%**	**2.26%**	**3.48%**	**3.81%**	**4.90%**	**5.02%**
3-Month Treasury Bill (Estimate)	1.30	5.18	3.68	2.69	3.70	4.06	--	--

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Not annualized.

(2) Annualized Return since inception. The inception dates for the Funds are as follows: Sit Balanced Fund 12/31/93; Sit Dividend Growth Fund Class I 12/31/03; Sit Dividend Growth Fund Class S 3/31/06; Sit Large Cap Growth Fund 9/2/82; Sit Mid Cap Growth Fund 9/2/82; Sit International Growth Fund 11/1/91; Sit Small Cap Growth Fund 7/1/94; Sit Science and Technology Growth Fund 12/31/97; Sit Developing Markets Growth Fund 7/1/94; Sit Money Market Fund 11/1/93; Sit U.S. Government Securities Fund 6/2/87; Sit Tax-Free Income Fund 9/29/88; Sit Minnesota Tax-Free Income Fund 12/1/93; Sit Florida Tax-Free Income Fund 12/31/03; Sit Bond Fund 12/1/93.

(3) Class S of the Sit Dividend Growth Fund commenced operations on March 31, 2006; therefore, there is no annualized return information available for this Class.

(4) *Sit Small Cap Growth Fund and Sit Mid Cap Growth Fund* primarily invest in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

(5) *Sit Developing Markets Growth Fund and Sit International Growth Fund* invest in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

(6) *Sit Science and Technology Growth Fund* primarily invests in companies involved in the technology sector. An investment in this Fund may involve a greater degree of risk than an investment in mutual funds with greater diversification.

(7) Investment income in the *Sit Minnesota Tax-Free Income Fund* & the *Sit Florida Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

(8) The yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

(9) *Sit Money Market Fund* is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.